RCI HOSPITALITY HOLDINGS, INC.

10959 Cutten Road

Houston, Texas 77066

Telephone: (281) 397-6730

March 4, 2016

Melissa Raminpour

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	RCI Hospitality Holdings, Inc.

Form 10-K for the fiscal year ended September 30, 2015

Filed December 14, 2015

File No. 001-13992

Dear Ms. Raminpour,

On December 14, 2015, RCI Hospitality Holdings, Inc. (the “Company,” “we” and “us”) filed a Form 10-K for the fiscal year ended September 30, 2015. On February 16, 2016, the Company sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) that were contained in the letter to the Company dated January 20, 2016. Set forth below are the Company’s responses to the comments of the Staff that were contained in the letter to the Company dated February 25, 2016.

Form 10-Q for Fiscal Quarter ended December 31, 2015

Note 6. Goodwill and Other Intangibles, page 13

1.	We note your market capitalization was approximately $87 million on February 24, 2016, which is currently less than your stockholders’ equity balance of $128 million as of December 31, 2015, and no impairment was recorded for goodwill or other intangibles in your first quarter of fiscal 2016. We also note that your market price per share of common stock was $8.56 on February 23, 2016, which was 18% and 14% lower than the price per share on September 30, 2015 and December 31, 2015 of $10.42 and $9.99, respectively. Given the sustained decline in your share price since September 30, 2015, please tell us if you performed an interim goodwill impairment analysis pursuant to ASC 350-20-35-30 in fiscal 2016. If you performed the first and/or second step of the goodwill impairment test, please provide us with the results of the test, key assumptions considered in your analysis, and a reconciliation of the aggregate fair values of your reporting units to your market capitalization as of December 31, 2015.

We did not perform the first or second step of the goodwill impairment test as of December 31, 2015 because we did not believe, after our evaluation, that it was more likely than not that the fair value of a reporting unit is less than its carrying amount. We don’t believe that the decline in our stock price recently is related to entity-specific events or circumstances that would lead to a triggering event but, instead, are related to recent general market movements. We do not believe the decrease in our share price is permanent. In making this evaluation, we considered the historical valuation of our company by the equity markets, considering that our stock trades at a low volume and trades at a significant discount to our peer group, principally due to the nature of our adult businesses and the related lack of significant investment by institutional investors. For example, at December 31, 2015, our market value was approximately 2.9 times prior year EBITDA, compared to the average of our peer group of approximately 11.9 times EBITDA. At December 31, 2015, we also valued the Company based on free cash flow, discounted at our weighted average cost of capital, at approximately $186 million and we valued the Company based on its enterprise value at 7.4 times EBITDA. We don’t believe there are any other “triggering events” in any of our operating units. We continued to produce free cash flow similar to prior periods and there haven’t been any industry or market considerations or a deterioration in the environment in which our units operate. We currently have no intentions of selling or disposing any of our units.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Phillip K. Marshall
Chief Financial Officer and
Principal Accounting Officer

cc:	Kristin Shifflett

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

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